Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Consolidated Financial Statements (Unaudited)

For the three and six months ended February 28, 2011

Filed: April 14, 2011

A copy of this report will be provided to any shareholder who requests it.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Balance Sheets	Unaudited	Audited
(expressed in Canadian dollars)	Feb. 28, 2011	Aug. 31, 2010
ASSETS

CURRENT
Cash and cash equivalents	$ 75,560,188	$ 2,366,136
Amounts receivable (Note 3)	3,569,542	1,270,548
Due from JOGMEC	57,192	-
Prepaid expenses and other assets	137,567	69,382
Assets held for sale (Note 5(c))	951,928	951,928
Total current assets	80,276,417	4,657,994
Restricted cash (Note 4(a))	49,086,655	-
PERFORMANCE BONDS	2,023,757	160,376
MINERAL PROPERTIES (Note 4)	126,569,360	116,026,514
FIXED ASSETS (Note 5(a))	658,835	309,417
SURFACE RIGHTS (Note 5(b))	22,923,415	5,836,702
Total assets	$ 281,538,439	$ 126,991,003

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 2,079,419	$ 1,402,938
Due to JOGMEC (Note 4(b))	-	423,456
Due to Sable (Note 4(b))	245,861	-
Due to Wesizwe (Note 4(a))	-	443,614
Total current liabilities	2,325,280	2,270,008

FUTURE INCOME TAXES	21,998,322	21,822,522
Total liabilities	24,323,602	24,092,530

NON CONTROLLING INTEREST (Note 4(a))	$ 11,097,398	$ 11,149,482

SHAREHOLDERS' EQUITY

Share capital (Note 6)	256,076,619	91,794,123
Contributed surplus	9,336,293	10,929,202
Accumulated other comprehensive income	(3,415,608)	(3,415,608)
Deficit	(15,879,865)	(7,558,726)
Total shareholders' equity	246,117,439	91,748,991
Total liabilities and shareholders' equity	$ 281,538,439	$ 126,991,003

APPROVED BY THE DIRECTORS:
"Iain McLean"
Iain McLean, Director

"Eric Carlson"
Eric Carlson, Director

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration stage company)
Interim Consolidated Statements of Operations
For the quarter ended February 28, 2011
(Unaudited)
(expressed in Canadian dollars)
	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	Feb. 28, 2011	Feb. 28, 2010	Feb. 28, 2011	Feb. 28, 2010

EXPENSES
Amortization	$ 51,526	$ 27,456	$ 71,962	$ 55,112
Annual general meeting	73,554	10,038	94,372	52,404
Filing and transfer agent fees	101,476	92,382	132,203	114,783
Foreign exchange loss (gain)	2,022,082	76,775	1,836,132	85,809
Insurance	31,464	31,301	59,006	56,485
Management and consulting fees	975,178	389,098	1,173,147	649,463
News releases, print and mailout	9,087	4,713	18,111	32,382
Office and miscellaneous	65,365	63,900	118,765	95,697
Professional fees	115,270	262,643	338,892	465,773
Promotion	69,119	47,201	93,985	82,343
Rent	25,880	47,916	84,027	106,889
Salaries and benefits	616,018	474,865	1,004,559	845,421
Shareholder relations	129,860	72,613	229,155	118,604
Stock compensation expense	153,902	-	3,673,850	137,600
Telephone	16,965	15,666	33,686	31,719
Travel	141,900	107,489	290,295	215,537
Recoveries	(45,866)	(40,757)	(116,678)	(99,889)
	(4,552,780)	(1,683,299)	(9,135,469)	(3,046,132)
Less interest earned	730,640	177,201	895,577	212,645
Loss for the period before other items	(3,822,140)	(1,506,098)	(8,239,892)	(2,833,487)
Other items:
Realized gain on sale of marketable securities	-	614,611	-	2,714,691
(Loss) Gain on sale of fixed assets	(554)	58	3,387	1,434
Loss for the period before income taxes	(3,822,694)	(891,429)	(8,236,505)	(117,362)

Future income tax expense	(75,300)	(84,318)	-	(266,132)
Loss for the period	(3,897,994)	(975,747)	(8,236,505)	(383,494)
Income attributable to non-controlling interest	84,634	-	84,634	-
Net loss attributable to the stockholders of Platinum Group Metals	$ (3,982,628)	$ (975,747)	$ (8,321,139)	$ (383,494)

Other comprehensive income (loss)
Currency translation adjustment	$ -	$ (649,113)	$ -	$ (446,685)
Realized gain on marketable securities	-	(330,590)	-	(1,588,592)
Unrealized loss on marketable securites	-	(147,211)	-	18,743
Comprehensive loss for the period	$ (3,982,628)	$ (2,102,661)	$ (8,321,139)	$ (2,400,028)

Basic (loss) earnings per common share	$ (0.02)	$ (0.01)	$ (0.06)	$ (0.00)
Diluted (loss) earnings per common share	$ (0.02)	$ (0.01)	$ (0.06)	$ (0.00)
Weighted-average number of
common shares outstanding - Basic	172,134,817	93,062,667	150,663,647	93,054,728
Weighted-average number of
common shares outstanding - Diluted	172,134,817	93,062,667	150,663,647	93,054,728

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Statements of Shareholders' Equity
August 31, 2007, to February 28, 2011 (Unaudited)
(expressed in Canadian dollars)					Retained
					Earnings/Deficit
					accumulated
				Accumulated	during
	Common shares			other	exploration &	Total
	without par value		Contributed	comprehensive	development	shareholders'
	Shares	Amount	surplus	income	stage	equity
Balance, August 31, 2007	60,988,747	52,373,858	3,006,384	(2,365,876)	(22,168,927)	30,845,439
Financial Instrument transition adjustment	-	-	-	1,592,901	-	1,592,901
Issued on exercise of warrants	850,000	1,487,500	-	-	-	1,487,500
Issued on exercise of stock options	760,500	1,334,748	(512,924)	-	-	821,824
Issued for mineral properties net of costs	50,000	163,236	-	-	-	163,236
Stock options granted	-	-	1,288,383	-	-	1,288,383
Translation adjustment	-	-	-	(674,771)	-	(674,771)
Unrealized loss on marketable securities	-	-	-	(821,101)	-	(821,101)
Net loss	-	-	-	-	(5,086,589)	(5,086,589)
Balance, August 31, 2008	62,649,247	55,359,342	3,781,843	(2,268,847)	(27,255,516)	29,616,822
Issuance of common shares and warrants for cash	29,969,770	34,174,382	5,288,917	-	-	39,463,299
Issued on exercise of stock options	196,650	411,592	(129,952)	-	-	281,640
Stock options granted	-	-	2,518,107	-	-	2,518,107
Translation adjustment	-	-	-	428,820	-	428,820
Unrealized gain on marketable securities	-	-	-	864,452	-	864,452
Net loss	-	-	-	-	(6,963,384)	(6,963,384)
Balance, August 31, 2009	92,815,667	89,945,316	11,458,915	(975,575)	(34,218,900)	66,209,756
Issued on exercise of stock options	1,149,125	1,848,807	(694,608)	-	-	1,154,199
Stock options granted	-	-	164,895	-	-	164,895
Translation adjustment	-	-	-	(803,781)	-	(803,781)
Realized gain on marketable securities transferred to income				(1,636,252)		(1,636,252)
Net earnings	-	-	-	-	26,660,174	26,660,174
Balance, August 31, 2010	93,964,792	$ 91,794,123	$10,929,202	$ (3,415,608)	$ (7,558,726)	$ 91,748,991
Issuance of common shares for cash	70,150,000	135,365,649	-	-	-	135,365,649
Issued on exercise of stock options	816,500	1,696,388	(419,088)	-	-	1,277,300
Issued on exercise of warrants	12,533,250	27,220,459	(5,287,272)	-	-	21,933,187
Stock options granted	-	-	4,113,451	-	-	4,113,451
Net earnings	-	-	-	-	(8,321,139)	(8,321,139)
Balance, February 28, 2011	177,464,542	$256,076,619	$ 9,336,293	$ (3,415,608)	$ (15,879,865)	$246,117,439

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration stage company)
Interim Consolidated Statements of Cash Flows
For the quarter ended February 28, 2011
(Unaudited)
(expressed in Canadian dollars)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	Feb. 28, 2011	Feb. 28, 2010	Feb. 28, 2011	Feb. 28, 2010
OPERATING ACTIVITIES
Loss for the period	$ (3,982,628)	$ (975,747)	$ (8,321,139)	$ (383,494)
Add items not affecting cash
Amortization	51,526	27,456	71,962	55,112
Future income tax (recovery) expense	75,300	84,318	-	266,132
Realized gain on available-for-sale securities	-	(614,611)	-	(2,714,691)
Stock compensation expense	153,902	-	3,673,850	137,600
Unrealized foreign exchange loss	2,007,922	-	1,821,972	-
Net change in non-cash working
capital (Note 11)	(872,927)	(807,502)	(489,656)	(565,420)
	(2,566,905)	(2,286,086)	(3,243,011)	(3,204,761)

FINANCING ACTIVITIES
Proceeds from financing	-	-	143,807,500	-
Share issue costs	-	-	(8,441,851)	-
Proceeds from warrant exercises	14,203,611	-	21,933,187	-
Proceeds from options exercises	1,103,300	1,078,624	1,277,300	1,114,824
	15,306,911	1,078,624	158,576,136	1,114,824

INVESTING ACTIVITIES
Acquisition of fixed assets	(376,948)	(12,834)	(421,380)	(40,051)
Acquisition cost of mineral properties	(53,813)	(27,780)	(121,521)	(43,486)
Acquisition of surface rights	(17,086,713)	-	(17,086,713)	-
Amounts receivable (VAT)	(2,884,369)	(101,680)	(2,721,527)	(74,820)
Exploration and development expenditures, net of
recoveries	(8,342,345)	(16,756)	(9,015,924)	(28,452)
Investment in and advances to WBJV	-	(602,517)	-	(787,475)
Performance Bonds	(1,862,825)	(16,337)	(1,863,381)	(9,331)
Proceeds on sale of available-for-sale securities	-	2,918,391	-	2,918,391
Restricted cash	(49,086,655)	-	(49,086,655)	-
	(79,693,668)	2,140,487	(80,317,101)	1,934,776
Net (decrease) increase in cash and cash equivalents	(66,953,662)	933,025	75,016,024	(155,161)
Effect of foreign exchange on cash and restricted cash	(2,007,922)	-	(1,821,972)	-
Cash and cash equivalents, beginning of period	144,521,772	31,877,499	2,366,136	32,965,685
Cash and cash equivalents, end of period	$ 75,560,188	$ 32,810,524	$ 75,560,188	$ 32,810,524

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended February 28, 2011

1.

NATURE OF OPERATIONS

The Company is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation (“New Millennium”). The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in Ontario, Canada and the Republic of South Africa.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the significant policies outlined below.

(a)

Basis of presentation and principles of consolidation

The financial statements of entities controlled by the Company through voting equity interest, referred to as subsidiaries, are consolidated. Variable interest entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline 15, “Consolidation of Variable Interest Entities”, are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or residual returns.  The Company does not have any VIEs.

These consolidated financial statements include the accounts of the Company and its principal wholly-owned subsidiaries, Platinum Group Metals (Barbados) Ltd. (PTM B’dos), Platinum Group Metals (RSA) (Pty) Ltd. (“PTM RSA”) (and in turn PTM RSA’s wholly-owned subsidiary Wesplats Holdings (Proprietary) Limited (“Wesplats”) and the 74% owned subsidiary Maseve Investments 11 (Pty) Ltd. (“Maseve”). PTM RSA holds mineral rights and conducts operations in the Republic of South Africa. Wesplats owns surface rights areas overlying and adjacent to mineral rights held by PTM RSA and on behalf of the Company.  Maseve holds a 100% interest in Projects 1 and 3 of the former Western Bushveld Joint Venture (“WBJV”).  All significant intercompany balances and transactions have been eliminated upon consolidation.

(b)

Short-term investments

Short-term investments, when held, comprise guaranteed investment certificates with original maturities of more than 90 days and less than one year.

(c)

Mineral properties, surface rights, and deferred exploration and development costs

Mineral properties consist of exploration and mining concessions, options, contracts and associated surface rights. Surface rights that have no associated mineral title and which are owned by the Company outright are shown separately. Acquisition and leasehold costs, exploration costs and surface rights are capitalized until such time as the property is put into production or disposed of either through sale or abandonment. Development expenditures incurred subsequent to the establishment of economic recoverability and upon receipt of project development approval from the Board of Directors are capitalized and included in the carrying amount of the related property. If put into production, the costs of acquisition, exploration and development will be amortized over the life of the property based on estimated economic reserves. If a property is abandoned, the property and deferred exploration costs are written off to operations.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended February 28, 2011

Management of the Company reviews and evaluates the carrying value of each mineral property and its mineral investments for impairment annually, or more often if indicators of impairment arise. Where estimates of future net cash flows are available and the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value.  Where estimates of future net cash flows are not available, management assesses whether the carrying value can be recovered by considering alternative methods of determining recoverable amount. When it is determined that carrying value of a mineral property cannot be recovered it is written down to its estimated fair value.

(d)

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term deposits, which are readily convertible to cash and have original maturities of 90 days or less.

(e)

Reclamation and closure costs

The Company recognizes the estimated fair value of liabilities for asset retirement obligations including reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and amortized over the life of the asset. The liability is adjusted for changes in estimate at each reporting period and is accreted over time to the estimated asset retirement obligation ultimately payable through charges to operations.

The estimates are based on legal and regulatory requirements. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, changes in technology and the means and cost of reclamation. Management of the Company has determined that there are no significant reclamation liabilities as at period end.

(f)

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

 (g)

Earnings (loss) per common share

Basic earnings (loss) per common share are calculated using the weighted average number of common shares outstanding.

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of potential issuances of shares under options and share purchase warrants would be anti-dilutive, and accordingly basic and diluted loss per share are the same.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended February 28, 2011

(h)

Fixed assets

Fixed assets are recorded at cost and are amortized at the following annual rates:

Computer equipment and software

          30% declining balance

Office furniture and equipment

          20% declining balance

Vehicles

30% declining balance

Leasehold improvements

          2 years straight line

(i)

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of expenditures during the reporting period. Significant items where management’s judgement is applied include the assessment of impairment of long-lived assets, amortization, income tax provisions, contingent liabilities, and stock-based compensation, asset retirement obligations and fair value estimates. Actual results could differ from those estimates.

(j)

Translation of foreign currencies

These consolidated financial statements are expressed in Canadian dollars. For integrated foreign operations, monetary assets and liabilities are translated at period end exchange rates and other assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at average exchange rates. Gains and losses on translation of monetary assets and monetary liabilities are charged to operations.

(k)

Stock-based compensation

The fair values for all stock-based awards are estimated using the Black-Scholes model and recorded in operations over the period of vesting. The compensation cost related to stock options granted is recorded in operations or capitalized to mineral properties, as applicable.

Cash received on exercise of stock options is credited to share capital and the amount previously recognized in contributed surplus is reclassified to share capital.

 (l)

Financial instruments

The Company’s financial instruments are comprised primarily of cash and cash equivalents, amounts receivable, amounts due to/from project partners, performance bonds, and accounts payable and accrued liabilities.  All financial instruments are recognized initially at fair value.  Held-for trading financial assets are measured at fair value with changes in fair value recognized in earnings.  Available-for-sale financial assets are also measured at fair value with changes in fair value recognized in comprehensive income until the investment is derecognized or impaired, at which time the amounts in accumulated comprehensive income are recorded in earnings.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended February 28, 2011

Cash and cash equivalents are accounted for as held for trading.  Accounts receivable, amounts due to/from project partners, performance bonds and accounts payable and accrued liabilities are measured at amortized cost.

(m)

New accounting pronouncements

In January 2009, The CICA issued CICA Handbook Section 1582, Business Combinations, Section 1601, Consolidations, and Section 1602, Non-controlling Interests. These sections replace the former CICA Handbook Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA Handbook Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

All three sections must be adopted concurrently. The Company is currently evaluating the impact of adopting the sections.

CICA Handbook Section 1625, has been amended as a result of issuing Sections, 1582 1601 and 1602.  These amendments are effective for the Company for its interim and annual financial statements beginning after January 3, 2011.  The Company is assessing the impact of these changes on its consolidated financial statements.

In June 2009, the CICA issued amendments to CICA Handbook Section 1506.  It was amended to exclude from its scope changes in accounting policies upon the total replacement of an entity’s primary basis of accounting relating to fiscal years beginning on or after July 1, 2009.  The adoption of IFRS is not expected to qualify as an accounting change under Section 1506.

3.

AMOUNTS RECEIVABLE

	Feb. 28, 2011	Aug. 31, 2010
Expenditure advances receivable	$ 5,323	$ 8,486
Due from related parties (Note 9 (c) and (d))	5,328	36,089
Harmonized services tax recoverable	260,318	126,803
Receivable from sale of assets (Note 6(c))	-	652,864
South African value added tax ("VAT") recoverable	3,166,263	444,736
Interest receivable	132,310	1,570
	$ 3,569,542	$ 1,270,548

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended February 28, 2011

4.

MINERAL PROPERTIES

	Feb. 28, 2011	Aug. 31, 2010
Projects 1 & 3 (a)	$ 119,848,062	$ 109,588,950
Other mineral properties (b)	6,721,298	6,437,564

	$ 126,569,360	$ 116,026,514

a)

Projects 1 & 3

On October 26, 2004 the Company entered into the WBJV with a subsidiary of Anglo Platinum Limited (“Anglo”) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”) to pursue platinum exploration and development on combined mineral rights covering approximately 67 square kilometres on the Western Bushveld Complex of South Africa. Later the total area of the WBJV became approximately 72 square kilometres through further property contributions by Anglo. The Company and Anglo Platinum each held a 37% working interest in the WBJV, while Africa Wide held a 26% working interest.  The area of the WBJV was comprised of three functional areas described as Project 1 (100% WBJV), Project 2 (50% WBJV: 50% Wesizwe Platinum Ltd.) and Project 3 (100% WBJV).  In April 2007 the shareholders of Africa Wide sold 100% of their company to Wesizwe Platinum Ltd (“Wesizwe”) and since then Wesizwe has become responsible for all of the rights and obligations of Africa Wide.

The Company published a Feasibility Study for Project 1 of the WBJV in July 2008 and later an Updated Feasibility Study in October 2009.  Based on the WBJV resource estimate contained in the July 2008 Feasibility Study, and under the terms of the original WBJV agreement, each party was allocated an equalization amount due or payable based upon their contribution of measured, indicated, and inferred ounces of combined platinum, palladium, rhodium and gold (“4E”) from their contributed properties. On April 22, 2010 the Company paid an equalization amount due to Anglo in the amount of $ 24.83 million (R 186.26 million).

Also on April 22, 2010, the partners of the WBJV completed a transaction first announced September 2, 2008 whereby the WBJV was dissolved and its underlying assets were reorganized with the following outcomes:

•

Wesizwe acquired all of Anglo’s interests to the mineral rights underlying the WBJV, retained Anglo’s interests to Project 2, and then transferred all of Anglo’s interests underlying Projects 1 and 3 into project operating company Maseve.  The Company also transferred its interests in the mineral rights underlying Projects 1 and 3 into Maseve, the result being that Wesizwe retained 100% of Project 2 and that Maseve obtained 100% of Projects 1 and 3.

•

In exchange for its 18.5% of Project 2 the Company effectively received a 17.75% interest in Maseve.  The Company also received a 37% interest in exchange for its share of Projects 1 and 3, bringing its holdings in Maseve to 54.75%.  Wesizwe received a 45.25 % initial interest in Maseve.

•

The Company acquired a further 19.25% interest in Maseve for subscriptions in the amount of R 408.813 million (approx. $59 million as of January 14, 2011), thereby increasing its shareholding in Maseve to 74%. The subscription funds paid into Maseve will be held in escrow to be applied towards Wesizwe’s capital requirements for Projects 1 and 3 and accordingly has been classified as restricted cash.  This restricted cash can be accessed at a ratio of 74:26 where for every $74 contributed to capital requirements on Project #1 in Maseve, $26 can be removed from restricted cash to cover Wesizwe’s share.

•

At February 28, 2011 the amount remaining in escrow for Wesizwe totaled $49,086,655 and this amount is reported as a non-current  asset.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended February 28, 2011

The sale of the Company’s 18.5% interest in Project 2 was accounted for as an arm’s length transaction at a fair value of $65.42 million on April 22, 2010, versus an historic cost of $19.80 million, for a gain of $45.62 million.  The transfer of the Company’s 37% interest in Projects 1 and 3 into Maseve was accounted for as a reorganization of existing business and was transferred into Maseve at book cost. The transaction qualified for relief from current taxes payable in accordance with Section 42 of the South African Income Tax Act 58 of 1962.

The fair value of the additional 17.25% interest in Maseve was estimated by calculating the net present value of Project 1 cash flows extracted from the updated feasibility study using independently validated consensus metal prices, a discount rate of 10%, and a Rand to $US exchange rate of 8:1. The fair value estimate is highly sensitive to changes in the key assumptions.

The Company consolidated the financial statements of Maseve from the effective date of the reorganization.  The portion of Maseve not owned by the Company, calculated at $11,097,398 at February 28, 2011, is accounted for as a non-controlling interest.

A summary of capitalized Project 1 & 3 costs at February 28, 2011 are summarized below:

Millions

WBJV Balance at April 22, 2010

$  43.40

Gain on Sale of Project 2

               45.60

Future Income Tax Gain on Sale of Project 2(1)

     7.50

Non-Controlling Interest in Projects 1 & 3

               11.10

Other Costs to August 31, 2010

     1.99

Balance at August 31, 2010

  109.59

Development expenditures during period

                10.26

Balance at February 28, 2011

             $119.85

(1)

A future income tax effect of $7.50 mil was recognized on the above gain.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended February 28, 2011

b) Other mineral properties

Six months ended February 28, 2011

	South Africa

	Tweespalk	War Springs	Other	LDI River	Shelby Lake	South Legris	Other	Total
Acquisition costs
of mineral rights
Balance, beginning of year	$ 83,741	$ 164,953	$ 20,111	$ 598,571	$ 321,856	$ 60,000	$ 23,976	$ 1,273,208
Incurred during period	575	633	4,576	-	-	-	233,800	239,584
Balance, end of period	$ 84,316	$ 165,586	$ 24,687	$ 598,571	$ 321,856	$ 60,000	$ 257,776	$ 1,512,792

Deferred exploration costs
Assays and geochemical	$ -	$ 9,655	$ 39,032	$ -	$ -	$ -	$ 8,218	$ 56,905
Drilling	-	234,326	370,050	-	-	-	-	604,376
Geological	1,625	92,228	89,639	-	1,200	-	32,394	217,086
Maps, fees and licenses	-	-	-	-	-	-	-	-
Site administration	-	62,659	10,232	-	-	-	-	72,891
Travel	-	19,592	35,564	-	-	-	-	55,156
	1,625	418,460	544,517	-	1,200	-	40,612	1,006,414
Balance, beginning of year	893,106	2,271,260	679,853	366,555	648,975	162,168	142,439	5,164,356
Recoveries	-	(418,460)	(543,804)	-	-	-	-	(962,264)
Balance, end of period	$ 894,731	$ 2,271,260	$ 680,566	$ 366,555	$ 650,175	$ 162,168	$ 183,051	$ 5,208,506
Total Other Mineral Properties	$ 979,047	$ 2,436,846	$ 705,253	$ 965,126	$ 972,031	$ 222,168	$ 440,827	$ 6,721,298

Three months ended February 28, 2011

	South Africa

	Tweespalk	War Springs	Other	LDI River	Shelby Lake	South Legris	Other	Total
Acquisition costs
of mineral rights
Balance, beginning of period	$ 84,316	$ 165,586	$ 20,111	$ 598,571	$ 321,856	$ 60,000	$ 90,476	$ 1,340,916
Incurred during period	-	-	4,576	-	-	-	167,300	171,876
Balance, end of period	$ 84,316	$ 165,586	$ 24,687	$ 598,571	$ 321,856	$ 60,000	$ 257,776	$ 1,512,792

Deferred exploration costs
Assays and geochemical	$ -	$ -	$ 9,178	$ -	$ -	$ -	$ 8,218	$ 17,396
Drilling	-	-	210,764	-	-	-	-	210,764
Geological	1,625	19,643	40,532	-	-	-	32,394	94,194
Maps, fees and licenses	-	-	-	-	-	-	-	-
Site administration	-	26,824	1,901	-	-	-	-	28,725
Travel	-	388	8,414	-	-	-	-	8,802
	1,625	46,855	270,789	-	-	-	40,612	359,881
Balance, beginning of period	893,106	2,271,260	686,722	366,555	650,175	162,168	142,439	5,172,425
Recoveries	-	(46,855)	(276,945)	-	-	-	-	(323,800)
Balance, end of period	$ 894,731	$ 2,271,260	$ 680,566	$ 366,555	$ 650,175	$ 162,168	$ 183,051	$ 5,208,506
Total Other Mineral Properties	$ 979,047	$ 2,436,846	$ 705,253	$ 965,126	$ 972,031	$ 222,168	$ 440,827	$ 6,721,298

(1)

Republic of South Africa

(i)

War Springs and Tweespalk

On June 3, 2002, the Company acquired an option to earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex north of Johannesburg.  The Company now holds New Order prospecting permits on 100% of this territory.  Acquisition and exploration costs on these properties net of recoveries to February 28, 2011 total $3,415,893 (February 28, 2010 - $3,399,732).

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended February 28, 2011

The Company can settle the vendors’ residual interests in these mineral rights at any time for US$690 per hectare. The Company pays annual prospecting fees to the vendors of US$3.25 per hectare. The vendors retain a 1% NSR Royalty on the property, subject to the Company’s right to purchase the NSR at any time for US$1.4 million. A 5% finders’ fee applies to vendor payments.

Black Economic Empowerment groups Africa Wide, a subsidiary of Wesizwe Platinum Ltd. and Taung Minerals (Pty) Ltd., a subsidiary of Platmin Limited, have each acquired a 15% interest in the Company’s rights to the War Springs project carried to bankable feasibility. The Company retains a net 70% project interest.  Africa Wide also has a 30% participating interest in the Tweespalk property.

On March 5, 2009 the Company announced an agreement with the Japan Oil, Gas and Metals National Corporation (“JOGMEC”), an incorporated administrative institution of the Government of Japan, whereby they may earn up to a 35% interest in the Company’s rights to the War Springs project for an optional work commitment of US$10 million over 5 years. Total expenditures incurred by JOGMEC to February 28, 2011 amounted to approximately $2,603,138 (February 28, 2010 - $1,667,157).  An amount of $10,355 is receivable from JOGMEC for work on this project at quarter end which was received subsequent to quarter end (February 28, 2010 - $184,531 payable to JOGMEC).

(ii)

Other

During 2009 the Company acquired by staking various prospecting permits in South Africa including the Sable Joint Venture project area on the Western Limb of the Bushveld Complex west of Pretoria and the Waterberg project area on the far Northern Limb of the Bushveld Complex.

In October 2009 the Company entered an agreement with JOGMEC and Mnombo Wethu Consultants CC (“Mnombo”) whereby JOGMEC may earn up to a 37% interest in the Waterberg project for an optional work commitment of US$3.2 million over 4 years, while at the same time in exchange for matching JOGMEC’s expenditures on a 26/74 basis, Mnombo may earn a 26% interest in the project. If required the Company has agreed to loan Mnombo their first $87,838 in project funding and the Company and JOGMEC may assist Mnombo to acquire commercial loans to fund their ongoing requirements, or may choose to allow Mnombo to defer those costs against their share of future proceeds from the project.  Total expenditures incurred by JOGMEC to February 28, 2011 amounted to approximately $840,096 (February 28, 2010 – $262,551).  An amount of $46,837 was receivable from JOGMEC for work on this project at quarter end which was received subsequent to quarter end (February 28, 2010 - $42,493 payable to JOGMEC).

During 2009 the Company acquired by staking various prospecting permits in South Africa west of Pretoria along the trend of the south eastern part of the Western Limb.  The territory, named the Sable Joint Venture project area, is under agreement to a black economic empowerment group for a 26% interest and Sable Platinum Mining (Pty) Limited as to a 51% interest in exchange for Sable Platinum Mining (Pty) Limited funding R 51.0 million in work on the project.  Sable Platinum Mining (Pty) Limited is in process to complete financing to fund its work.  Minor exploration work has been undertaken to date.  The Company is the operator of the project. Expenditures incurred by Sable Platinum during the period amounted to approximately $258,488. An amount due to Sable Platinum for the Sable project of $245,861 is recorded as payable to Sable Platinum for advances in excess of expenditures incurred.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended February 28, 2011

 (2)

Ontario, Canada

(i)

Lac des Iles River(“LDI”)

On May 5, 2000, the Company entered into an option agreement to acquire a 50% interest in the Lac des Iles River property located near Thunder Bay, Ontario in exchange for cash payments ($43,500 paid in total) and the completion of exploration expenditures. On October 6, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property subject only to underlying 2.0% Net Smelter Return Royalties. In settlement the Company made a one-time payment to the vendors of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

(ii)

South Legris

In April 2000, and later as amended in January 2005, the Company acquired an option to earn a 50% interest in the South Legris property located near Thunder Bay, Ontario in exchange for cash payments ($105,000 paid in total) and the completion of certain exploration expenditures. On October 13, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property subject only to underlying 2.0% Net Smelter Return Royalties. In settlement the Company made a one-time payment of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

(iii)

Shelby Lake

On June 28, 2000, the Company entered into an option agreement to earn up to 60% interest in the Shelby Lake property, located near Thunder Bay, Ontario in exchange for cash payments of $15,000 (paid), issue 30,303 shares (issued) and complete $500,000 in exploration expenditures over a four-year period. On October 18, 2006, the Company and the property vendor entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property for a one-time payment of $5,000 subject only to an underlying 2.0% Net Smelter Return Royalty, of which the Company may buy back one half for $500,000.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended February 28, 2011

(iv)

Lac des Isle New Staking

The Company has recently staked new properties in the Lac des Isle camp.  During the six months ended February 28, 2011 the Company incurred $198,800 in staking costs and has now paid $222,776 in total for staking new claims since mid-2010.

(v)

Bark Lake

On February 10, 2011 the Company and Benton Resources Corp ("Benton") signed a binding agreement whereby the Company acquired a right to earn up to a 75% interest in Benton’s Bark Lake platinum-palladium project.  The property is comprised of 19 mineral claims totaling 3,884 hectares located approximately 120 km west of Thunder Bay, Ontario. To earn its interest he Company must complete staged option payments and work commitments totaling $145,000 in cash ($35,000 paid), 215,000 shares and $1,625,000 in exploration over a 7 year period.  The Company has the option to earn a further 5% (75% total) by completing a pre-feasibility study. At February 28, 2011 the agreement remained subject to regulatory approvals and no share payments had been made by the Company.

(3)

Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

5.

FIXED ASSETS

(a)

Equipment, Leaseholds and Vehicles

	February 28, 2011
		Accumulated	Net Book
	Cost	Amortization	Value
Computer equipment and software	$ 867,653	$ 426,552	$ 441,101
Leasehold improvements	38,641	33,016	5,625
Office furniture and equipment	210,392	94,634	115,758
Vehicles	148,910	52,558	96,351
	$ 1,265,596	$ 606,761	$ 658,835

	August 31, 2010
		Accumulated	Net Book
	Cost	Amortization	Value
Computer equipment and software	$ 512,682	$ 387,025	$ 125,657
Leasehold improvements	38,641	31,457	7,184
Office furniture and equipment	266,643	137,140	129,503
Vehicles	82,447	35,374	47,073
	$ 900,413	$ 590,996	$ 309,417

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended February 28, 2011

(b)

Surface Rights

In 2004 the Company acquired surface and mineral rights to the 365.64 hectare Elandsfontein 102 JQ farm for total payments of approximately $1.4 million.  The benefit of these rights became part of the WBJV under the original 2004 agreement.  The mineral rights were transferred to project operating company Maseve on April 22, 2010 while the surface rights, valued at half of the original acquisition cost (approx. $715,000), remain under title to the Company. A 45.25% credit of approximately $320,000 was applied to amounts due to/from Wesizwe in recognition of their attributable portion of the surface rights as at April 22, 2010.

During 2008 the Company purchased surface rights adjacent to the WBJV Project 1 deposit area measuring 216.27 hectares for Rand 8.0 million (approx. $1.10 million).  The Company also acquired surface rights directly over a portion of the WBJV Project 1 deposit area measuring 358.79 hectares for an amount of Rand 15.69 million (approx. $2.14 million) including legal and interest charges. The rights to these two properties are to the benefit of the Company alone.

In August 2010 the Company entered a purchase agreement for surface rights covering 1,713 hectares overlaying the area of Project 1, including accommodation facilities, for Rand 130.0 million ($18.80 million at the time), which amount has been paid.  Operating company Maseve has been assigned this property and the Company will book an intercompany entry to its credit for the full amount paid upon conveyance.  Once conveyed Wesizwe will have an effective 26% interest in the property through its shareholding in Maseve.

(c)

Rock Winders

During 2008 the Company acquired two rock winders on behalf of the WBJV at a cost of R 16.6 million (approx. $2.3 million) for use on a possible shaft facility for Project 1 of the WBJV.  Later designs excluded the use of winders and these winders were held for sale.  On April 22, 2010 the Company applied a 45.25% credit for R7.51 million (approx. $1.08 million) to the amount due to/from Wesizwe in recognition of their attributable share of the winders on that date.  During the year ended August 31, 2010 the Company sold one winder for US $1.28 million (approx. $1.30 million) of which a non-refundable deposit of 50% was received on June 23, 2010. On November 17, 2010 the Company received the final payment.  The second winder continues to be held for sale.

6.

SHARE CAPITAL

(a)

Authorized

Unlimited common shares without par value

(b)

Issued and outstanding

At February 28, 2011 there were 177,464,542 shares outstanding.

During the period ended February 28, 2011:

(i)

on October 22, 2010 the Company closed a bought deal financing for 61.0 million shares at a price of $2.05 per share for gross proceeds of $125,050,000.  The underwriters were granted an over-allotment option for 15% of the shares issued under the offering, also at $2.05 per share.  On November 3, 2010 the Company issued a further 9,150,000 shares for gross proceeds of $18,757,500 pursuant to the full exercise of the over-allotment option.  The underwriters received a commission of 5.5% of the gross proceeds from the entire offering. The Company also paid other issue costs of $532,439 related to TSX and NYSE Amex filing fees, underwriters’ expenses, legal fees and accounting fees.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended February 28, 2011

 (ii)

816,500 stock options were exercised for proceeds of $1,277,300.

(iii)

12,533,250 purchase warrants were exercised for proceeds of $21,933,187.

During the year ended August 31, 2010:

(iv)

1,149,125 stock options were exercised for proceeds of $1,154,199.

During the year ended August 31, 2009:

(v)

the Company closed a 24,999,300 unit brokered private placement on June 16, 2009 for gross proceeds of $35,002,020 at a price of $1.40 per unit.  Each unit consisted of one common share and one-half of one common share purchase warrant.  Of the gross proceeds $29,713,103 was assigned to the common shares issued and $5,288,917 to the warrants.  Each whole warrant entitled the holder to purchase one additional common share at an exercise price of $1.75 until December 16, 2010.  Underwriter’s fees totaled $2,100,121 representing 6% of the aggregate gross proceeds. Other issue costs totaled $746,681 relating to filing fees, underwriters’ expenses and legal fees. Of the warrants a total of 12,533,250 had been exercised as of December 16, 2010. There are no other warrants outstanding.

(vi)

the Company closed a non-brokered private placement in October 2008 for $7,611,229 upon the issue of 4,910,470 common shares at a price of $1.55 per share.  A finders’ fee of $186,000 in cash and a further 60,000 shares at the offering price was paid in respect of certain of the subscriptions. Other issue costs of $117,148 related to TSX and NYSE Alternext filing fees and legal fees.

(vii)

196,650 stock options were exercised for proceeds of $281,640.

(c)

Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees. Under the terms of the Agreements, the exercise price of each option is set at a minimum, at the fair value of the common shares at the date of grant. Stock options granted to employees, directors and officers of the Company vest immediately.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended February 28, 2011

The following tables summarize the Company’s outstanding stock options:

		Weighted		Weighted
	Number	Average	Number	Average
	Outstanding at	Remaining	Exercisable at	Exercise Price
Exercise	February 28,	Contractual	February 28,	Exercisable
Price	2011	Life (Years)	2011	Options
1.40	1,047,000	3.45	1,047,000
1.60	1,132,000	2.63	1,132,000
1.85	100,000	0.48	100,000
2.10	2,922,500	4.74	2,922,500
2.20	50,000	4.77	50,000
2.30	100,000	2.92	-
2.36	250,000	2.86	100,000
2.41	100,000	4.96	100,000
2.57	870,000	1.18	870,000
4.15	150,000	1.65	150,000
4.40	755,000	1.65	755,000
	7,476,500	1.06	7,226,500	0.87

The weighted average exercise price of the exercisable options at period end was $2.27.

		Weighted
		Average
	Number	Exercise
	of Shares	Price
Options outstanding at August 31, 2009	6,149,625	$ 2.04
Exercised	(1,149,125)	1.00
Options outstanding at August 31, 2010	5,000,500	$ 2.28
Granted	3,517,500	2.14
Exercised	(816,500)	1.56
Forfeited	(225,000)	3.21
Options outstanding at February 28, 2011	7,476,500	$ 2.27

During the period ended February 28, 2011 the Company granted 3,517,500 stock options (February 28, 2010 – Nil).  The Company expensed $3,673,850 (February 28, 2010 - $137,600) relating to stock options granted or vested in the period and capitalized $439,601 to Project 1 of the former WBJV (February 28, 2010 - $27,295), not including future income tax liabilities.

Cash received from the exercise of stock options during the period ended February 28, 2011 totalled $1,277,300 (February 28, 2010 - $1,114,824).

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended February 28, 2011

The Company used the Black-Scholes model to determine the grant date fair value of stock options granted. The following weighted average assumptions were used in valuing stock options granted during the period ended February 28, 2011:

Risk-free interest rate	2.14%
Expected life of options	3.63
Annualized volatility	83.63%
Dividend rate	0.00%

7.

CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of equity attributable to common shareholders, contributed surplus, accumulated other comprehensive income and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary based on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not currently declare or pay out dividends.

As at February 28, 2011, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

8.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks.

(a)

Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)

Trade credit risk

Total credit risk is limited to the carrying amount of amounts receivable.

(ii)

Cash and cash equivalents

In order to manage credit and liquidity risk we invest only in term deposits with Canadian Chartered and South African banks that have maturities of three months or less. A South African Bank Rand account held in the United Kingdom is used for holding Rand denominations only, and is controlled entirely by PTM. Deposit limits are also established based on the type of investment, the counterparty and the credit rating.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended February 28, 2011

(b)

Liquidity risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors.

Future exploration, development, mining, and processing of minerals from the Company’s properties will require additional financing.  The Company has no credit facilities in place at this time, although it is currently evaluating possible debt financing.  The only other current source of funds available to the Company is the issuance of additional equity capital, which if available, may result in substantial dilution to existing shareholders. There is no assurance that such funding will be available to the Company, or that it will be obtained on terms favourable to the Company.  Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development, or production on any or all of the Company’s properties, or even a loss of property interests.

(c)

Currency risk

The Company’s functional currency is the Canadian dollar, while its operations are in both Canada and South Africa; therefore the Company's net earnings (losses) and other comprehensive earnings (losses) are impacted by fluctuations in the value of foreign currencies in relation to the Canadian dollar. The Company's significant foreign currency exposures on financial instruments comprise cash and cash equivalents, performance bonds, accounts receivable, amounts due to Wesizwe, and accounts payable and accrued liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The Company's net loss and other comprehensive loss are affected by changes in the exchange rate between its operating currencies and the Canadian dollar.  At February 28, 2011, based on this exposure a 10% change in the Canadian dollar versus Rand foreign exchange rate would give rise to a change in income for the quarter presented of approximately $5.7 million.

(d)

Interest rate risk

The Company’s interest revenue earned on cash and cash equivalents and on short term investments is exposed to interest rate risk. At February 28, 2011, based on this exposure a 1% change in the average interest rate would give rise to an increase/decrease in the earnings for the period of approximately $755,600. If one includes restricted cash an additional $490,867 increase/decrease in the earnings for the period would occur.

9.

RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)

During the period, $607,374 (Feb. 28, 2010 - $400,580) was paid to non-independent directors for salary, consulting and bonus.  During the period, an additional $6,000 (Feb. 28, 2010 - $Nil) was paid to independent directors for annual and meeting fees. At February 28, 2011, $Nil was included in accounts payable (Feb. 28, 2010 - $Nil).

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended February 28, 2011

(b)

The Company received $Nil (Feb. 28, 2010 - $57,847) during the period from MAG Silver Corp. (“MAG”), a company with three directors in common.  Amounts receivable at the end of the period include an amount of $Nil (Feb. 28, 2010 - $14,853) due from MAG. MAG terminated its service agreement with the Company on December 31, 2009.

(c)

During the period the Company accrued or received payments of $51,000 (Feb. 28, 2010 - $Nil) from West Kirkland Mining Inc. (“WKM”), a company with three directors in common, for administrative services. Amounts receivable at the end of the period includes an amount of $3,061 (Feb. 28, 2010 - $Nil).

(d)

During the period the Company accrued or received payments of $51,000 (Feb. 28, 2010 - $Nil) from Nextraction Energy Corp. (“NE”), a company with three directors in common, for administrative services. Amounts receivable at the end of the period includes an amount of $2,267 (Feb. 28, 2010 - $Nil).

(e)

The Company entered into an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a director in common in 2005. During the period ended February 28, 2011 the Company accrued or paid Anthem $43,202 under the office lease agreement (Feb. 28, 2010 - $43,853).

All amounts in Amounts receivable and Accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.

These transactions are in the normal course of business and are measured at the exchange amount, which is the consideration established and agreed to by the noted parties.

10.

CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total $28,792 to August 31, 2012.  The Company’s project operating subsidiary Maseve has entered into a long term electricity supply agreement with South African power utility Eskom.  Under the agreement the Company is scheduled to receive connection and service for a 10 MVA construction power supply in 2011 and a total 40 MVA production power supply in late calendar 2013 in exchange for connection fees and guarantees totalling Rand 94,141,222 ($13,129,878 at February 28, 2011) to fiscal 2014.  For the fiscal years ending on August 31, the aggregate commitments are as follows:

August 31, 2011	1,073,906
August 31, 2012	7,968,143
August 31, 2013	-
August 31, 2014	4,116,621
$ 13,158,670

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended February 28, 2011

11.

SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital

	Three months	Three months	Six months	Six months
	Ended	Ended	Ended	Ended	August 31,
	Feb. 28, 2011	Feb. 28, 2010	Feb. 28, 2011	Feb. 28, 2010	2003
Amounts receivable	$ (90,710)	$ (660,556)	$ 365,341	$ (986,634)	$ 217,633
Prepaid expenses and other	(89,973)	(61,817)	(68,185)	(45,926)	33,678
Accounts payable	(692,244)	(85,129)	(786,812)	467,140	58,120
	$ (872,927)	$ (807,502)	$ (489,656)	$ (565,420)	$ 309,431

12.

SEGMENTED INFORMATION

The Company operates in one operating segment, that being exploration on mineral properties. Segmented information presented on a geographic basis follows:

Assets

	February 28,	August 31,	August 31,
	2011	2010	2006

Canada	$ 74,423,616	$ 5,592,110	$ 12,947,384
South Africa	207,114,823	121,398,893	14,717,057
	$ 281,538,439	$ 126,991,003	$ 27,664,441

Substantially all of the Company’s capital expenditures are made in the South African geographical segment.

Results of Operations

	Three months	Three months	Six months	Six months
	Ended	Ended	Ended	Ended	August 31,
	Feb. 28, 2011	Feb. 28, 2010	Feb. 28, 2011	Feb. 28, 2010	2003
Canada	$ (2,187,932)	$ (511,598)	$ (6,099,087)	$ 41,350	$ 217,633
South Africa	(1,618,896)	(464,149)	(2,046,252)	(924,844)	58,120
	$ (3,806,828)	$ (975,747)	$ (8,145,339)	$ (883,494)	$ 275,753

13.

SUBSEQUENT EVENTS

The following events occurred subsequent to period end.  These events and other non-material subsequent events may be mentioned elsewhere in these financial statements:

a)

Stock Option Exercises

Subsequent to period end 5,000 common share stock options have been exercised at $1.40 per share; and 25,000 common share stock options have been exercised at $1.60 per share; Total cash proceeds received for all 30,000 common share stock options is $47,000.

b)

Approval of Bulk Sample Permit

On March 28, 2011 the Company received a positive record of decision for the Company’s detailed underground development plans and environmental management program, including the mining of a bulk sample, from the South African Department of Mineral Resources.  Civil engineering contractors are mobilizing and development will now advance.  The consent of the DMR requires compliance with underlying regulations related to health, safety and environment.